Westside Energy Corporation
                        4400 Post Oak Parkway Suite 2530
                              Houston, Texas 77027


November 15, 2005


United States Securities and Exchange Commission
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Attn: Regina Balderas, Division of Corporation Finance

File No. 1-32533 (Also Form SB-2 File No. 333-120659)


Dear Ms. Balderas:

We have completed our review and developed responses to issues raised in the SEC comments letter dated October 27, 2005 covering Westside Energy Corporation's 2004 10-KSB, as amended, and 2005 first and second quarter 10-QSB filings, as amended. Background information and responses to each item addressed in the referenced SEC letter are as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Controls and Procedures, page 3

Background information relevant to Comments 1, 2, & 3:

         Westside Energy adopted a significant change in corporate direction; deciding to focus its efforts on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and natural gas on these prospects; in the first quarter of 2004. Principle activities during 2004 were raising capital, obtaining leases over prospective oil and gas properties, and drilling the Company's first well. Throughout 2004 (and until May 2005) the Company had two employees. One of these employees was the Chief Executive Officer / President / Chief Financial Officer / Treasurer / Principal Accounting Officer. He was the initiator of all material transactions, negotiated and approved all purchase and sales agreements, approved transactions for payment, signed each check and wire transfer disbursement, reviewed coding, reviewed and approved financial statements and filings, and supervised the activities of the sole other employee. This second employee was the Office Manager / Administrative Assistant / Bookkeeper. Among this employee's duties were the receipt of invoices and revenue checks, check deposits, preparation of checks and wire transfer requests for approval by the CEO/CFO, coding of check disbursements in the Company's accounting system (QuickBooks), and providing documentation of transactions to the outside accountant and independent auditors.

Recognizing the limited segregation of duties and the limited knowledge of accounting the two employees had, particularly of technical accounting as it relates to the oil and gas business, the CEO/CFO engaged the services of a full service accounting firm, staffed by experienced CPA's and providing services that include bookkeeping, audits, reviews, and compilations of financial statements. One of the firms CPA's is assigned to the Company's account and reviews for proper coding entries made by the Bookkeeper, reconciles bank statements, develops and enters appropriate journal entries prepared in accordance with GAAP, closes the books quarterly, and prepares financial statements and footnotes for review / audit by the Company's independent audit firm and review by the CEO/CFO and the Company's Board of Directors. The employees of this accounting firm do not have independent access to the Company's office, assets, bank accounts or check stock.

In May 2005, a Corporate Controller was hired to increase oversight of accounting processes, controls, and financial statements preparation.

Comment 1

We understand from your expanded controls and procedures disclosure that there has been an inherent lack of segregation of duties due to the limited number of employees engaged in the authorization, recording, processing and reporting of transactions. Please further expand your disclosure to clarify whether management deems this matter a material weakness. If it is not a material weakness, please explain the nature of the circumstance in terms defined by the PCAOB to enable investors to better understand the impact this circumstance has on the effectiveness on your disclosure controls and procedures.

Response 1

         Management has endeavored to design accounting transaction processes in ways that maximize the segregation of duties (within the limits of available staff), the review of transactions details, and the review of financial statements with the goal of minimizing the possibility of error or fraud occurring that results in a misstatement. As an example, for a typical item paid by check, the CEO / CFO approves the invoice, the Bookkeeper generates the check and inputs original coding, the Controller reviews the supporting documentation and coding and signs the check (second signature by CEO / CFO required if amount greater than $100,000), and the outside accountant reviews the coding at the end of the period and reconciles the bank account. This segregation of duties and the various review steps in the process make up our "Preventive" controls. In addition, the CEO / CFO, Controller, and outside accountant each review the draft financial statements and supporting transaction journals for reasonableness and compare them to prior periods to test trends. These reviews are our "Detective" controls. The size of our staff limits our ability to rotate assignments and we do not have an internal audit department.

         Management is aware of the control limitations given the staff size. However, given the limited number of transactions processed (and that therefore need to be checked), the repetitive nature of most of the transactions processed (not complex and usually have a prior transaction to use as a model), and the Prevent and Detect controls in place, management believes that the inherent lack of segregation of duties in the Company is not a material weakness. With its current disclosure, management is taking the opportunity to emphasize to the reader / investor that Westside is a small business with a limited staff who each have multiple responsibilities. Therefore, segregation of duties will not be the same as what would most likely be the case in a larger entity with more staff, more layers of management, and more complex processes.

Comment 2

In light of the fact that there has been an inherent lack of segregation of duties, please disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response 2

         As described in the Background Information and our response to Comment 1, the Company has segregated duties to the extent possible given our limited size and developed processes that include Preventive and Detective controls. We believe these controls support our conclusions that controls and procedures were effective as of the end of the period covered by the report.

         These controls have been enhanced in 2005 by the addition of an Audit Committee to the Company's governance process and a Controller to enhance the segregation of duties and increase reviews and tests of processes, transactions and financial statements. Management believes these controls are working to a level of effectiveness that provides reasonable, though not absolute, assurance that the Company's disclosure controls and procedures will detect errors and fraud.


Comment 3

We note your disclosure that "there have been no significant changes in [your] internal controls or in other factors that could significantly affect the internal controls subsequent to the date [you] completed [your] evaluation." Confirm to us with respect to this filing and revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred subsequent to the date of their last evaluation that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B. See also paragraph 4(d) of Regulation S-B, Item 601, Exhibit 31.

Response 3

We confirm there were no changes in the Company's internal control over financial reporting that occurred subsequent to the date of their last evaluation that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting for the quarter ended December 31, 2004 when the Form 10-KSB was originally filed. In May 2005, a Corporate Controller was hired to increase oversight of accounting processes, controls, and financial statement preparation. We will include the appropriate language on this matter in our future filings.

Statements of Changes in Stockholders' Equity (Deficit), page F-4

Comment 4

We note from your response to prior comment number one that there was no change in the common stock amount pertaining to the 10,000 shares issued because the transaction was accounted for as a debit to additional paid in capital and a credit to common stock. Please explain in more detail the nature of the activity that gave rise to this transaction. Also, clarify the meaning of your statement that "the impact of this transaction is to reduce the proceeds received from the fundraising."

Response 4

The 10,000 shares were issued to cover a fee incurred in connection with fundraising. As such, the impact of the $100 debit to additional paid-in capital was to reduce the amount of the proceeds from the capital financing by the value of these shares as a cost of the capital fundraising.


Comment 5

We understand from your response to prior comment number one that under your current presentation, transactions accounted for as a debit to additional paid in capital and a credit to common stock result in an amount of zero being reflected in the common stock amount column. Please consider revising the presentation of your statement of changes in stockholders' equity to include a column for your additional paid in capital to facilitate the separate presentation of the common stock and additional paid in capital amounts for each line item.

Response 5

For future filings beginning with the annual report on Form 10-KSB for the year ending December 31, 2005, the Company will include a separate column for additional paid-in capital in the statement of changes in stockholders' equity.

Note 1.  Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

Comment 6

We note your disclosure provided in response to prior comment number two. Please further expand your accounting policy for revenue recognition to specifically address each of the criteria identified in SAB Topic 13 required for revenue to be recognized for US GAAP.

Response 6

The entitlement method of accounting for production includes the criteria identified in SAB Topic 13. These criteria include persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is determinable and collectibility is reasonably assured. Therefore, the Company believes that the disclosure for revenue recognition as included in the amended From 10-KSB has addressed the criteria of SAB Topic 13.

Oil and Gas Properties, page F-6

Comment 7

We understand from your response to prior comment number five that you capitalize as developmental costs 3-D seismic survey costs that are directly associated with specific acreage to which proved reserves have already been assigned at the time that the costs are incurred. Please address each of the following:

o Please explain how you account for 3-D seismic costs subsequent to the time that it is initially capitalized.

o Please explain in greater detail how this data is used at your production wells, development wells and exploration wells.

o Please clarify how you have defined a development well.

o Please clarify whether or not the 3-D seismic data relates to or covers areas with unproved acreage.

Response 7

Background Information

         Westside's operational activities to date have been focused on the Barnett Shale, a blanket reservoir extending over more than twenty counties in north central Texas. Penetrated by several thousand wells by numerous operators over several decades, confidence in finding the Barnett Shale when drilling in this play area is extremely high. The challenge in successfully drilling and completing economic wells in the Barnett is primarily related to engineering issues - keeping the drill bit centered in the formation when drilling horizontally; avoiding structures such as karsts and faults which, if penetrated, will conduct formation water from the rock layers underlying the Barnett which will result in sealing off production of hydrocarbons from the Barnett; and hydraulically fracturing the reservoir to mechanically create the permeability necessary to put the wellbore in communication with the hydrocarbons in a manner that will allow them to be produced in economic volumes.

         The Company acquired the 3D seismic program in Hill County to assist in designing and executing drilling and completion operations that would result in maximizing wellbore exposure to the Barnett, minimizing the risk of penetrating a structure that would transmit water to wellbores from underlying formations, and optimally directing formation fracturing materials. The presence of a hydrocarbon bearing Barnett Shale reservoir had been confirmed by multiple wells drilled by various operators in reasonable proximity to Westside's acreage over which the 3D survey was acquired. (Please see page 10 of our 8K filed August 8, 2005 which includes our recent presentation at an oil and gas conference - also available on our website under "Press Release / News" tab). The usual exploration objectives of acquiring 3D seismic to identify hydrocarbon trapping structures and observe direct hydrocarbon indicators were not the reasons the Company participated in this seismic program.

         Given the above, the Company perceived that the costs were associated with development activity. In October 2005, while assisting the Company in developing an answer to Comment 5 of the initial SEC comments letter, the independent auditors provided draft response language that stated that capitalization was in order as the 3D seismic survey costs were directly associated with specific acreage to which proved reserves had already been assigned at the time the costs were incurred. The Company pointed out to the independent auditors that proved reserves had not been assigned to the Hill County acreage. Realizing that an error had been made, the Company moved forward on its restatement of financial statements for the second quarter, included as part of the amended 10Q-SB filed in October, 2005.

Response 7a

         The Background Information above describes the sole 3D seismic survey that the Company has acquired to date. Given that, post the above described 10Q-SB amendment, the Company currently does not have any costs now capitalized for 3D seismic survey costs, the Company will process no additional accounting entries related to this survey.

         In the future, if the Company acquires a 3D seismic survey over acreage that has proved reserves assigned, costs of the survey will be capitalized to the acreage and then expensed as a non-cash charge using a units-of-production methodology to match the costs with the revenue generated from production of the proved reserves from that acreage in accordance with SFAS No. 19.

Response 7b

         As explained in the Background Information above, the 3D seismic survey information is used by the Company to design drilling and completion programs for our wells. The information aids the driller in keeping the drill bit properly oriented in the horizontal leg of a well and identifies geological structures to be avoided to reduce the chances of penetrating a structure that would transmit water from formations below the Barnett. The information is also used in the completion design of wells to optimally place shot holes through the wellbore casing to allow formation gas and liquids to flow into the wellbore as well as optimally direct formation fracturing materials.

Response 7c

         The Company defines a development well as a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive as defined by Rule 4-10(a)(11) of Regulation S-X.

         The Company has not drilled a well in the area covered by the one 3D seismic survey acquired to date (the Hill County 3D seismic survey). Given that the Company has not recorded any proved reserves in this area, our initial drilling activity on the Hill County acreage will be defined as exploration, not development.

Response 7d

         The Company has drilled no wells on the acreage covered by its 3D seismic survey in Hill County. No proved reserves have been recorded on this acreage. All acreage under this survey is currently classified as unproved acreage and all costs associated with the 3D seismic survey have been expensed.

Note 2.  Concentration of Credit Risk, page F-8

Comment 8

We note your response to prior comment number six. Please provide additional details such that the substance of the transaction is clear. In your response, clarify the rights and obligations of the parties involved and identify the specifics of the agreement that qualifies it as a reverse repurchase agreement as opposed to an ordinary cash investment. Cite any applicable accounting literature in your response under which you determined it appropriate to treat the transaction as a cash equivalent.

Response 8

The bank account is essentially a collateralized certificate of deposit that matures each business day. Due to the size of the account, the bank has provided collateralized mortgage obligations as collateral to the Company. The amount required to cover checks paid from the Company's operating account is transferred (swept) by the bank each day from this account. The remaining amount is then reinvested into another deposit account with the bank. The bank uses the term reverse repurchase agreement for the name of the deposit instrument. Therefore, the Company has used the same terminology to describe the account in our notes to the financial statements. However, the Company considers this account to be an ordinary cash account that is collateralized. In accordance with SFAS No. 95, cash and cash equivalents include cash in banks and certificates of deposit which mature within three months of the date of purchase. This account qualifies as a cash equivalent as the maturity is one day.

Exhibit 31.01

Comment 9

We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. As such, it appears you may need to revise the language of paragraphs 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b) of the certifications.

Response 9

The Company agrees that there appears to be some inconsistencies with the requirements of Item 601(b)(31) of Regulation S-B. The Company will provide certifications consistent with these requirements for future filings. Our Form 10-QSB for the period ended September 30, 2005 reflects revisions to remove the inconsistencies noted above.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005, as amended

Controls and Procedures, page 17

Comment 10

We understand that you restated your financial statements for the quarterly period ended June 30, 2005 because you determined that one seismic transaction for $337,627 had been incorrectly recorded. Please expand your discussion to indicate whether or not management believes the controls and procedures currently in place failed to identify this error. In light of the situation, disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the quarterly period ended June 30, 2005 and the fiscal year ended December 31, 2004.

Response 10

         Our controls identified this as an issue we had not encountered in the past (this was the Company's first 3D seismic survey) and our management sought advice from technical accounting experts prior to the initial booking in June 2005. Management is now fully aware that proved reserves assigned to the specific acreage covered by a transaction is the key fact used in making expense versus capitalization decisions under GAAP successful efforts accounting.

         Specifically addressing the issue of the effectiveness of disclosure controls and procedures, management believes that the controls in place that resulted in the identification of the issue and the procedure followed in seeking and following advice from technical experts are evidence of effectiveness. As we state in our filings, reasonable, but not absolute, assurance that misstatements due to error or fraud will not occur is the standard used in designing and evaluating our disclosure controls and procedures.


Post-Effective Amendment No.1 to Form SB-2

General

Comment 11

Please note that we have limited our review of your Post-Effective Amendment No.1 to Form SB-2 filed on October 11, 2005 to compliance with our comments issued on your Form 10-KSB for the year ended December 31, 2004. We will not be in a position to declare the Post-Effective Amendment effective until all comments have been addressed.

Response 11

Noted. Your expeditious review of our responses to your comments and subsequent timely review of our Form SB-2 filing will be very much appreciated.




Should you have any further questions or require additional information, please contact Sean Austin at 713.979.2660 ext. 206 / sjaustin@westsideenergy.com. If you would like to have a conference call to discuss any of the responses in this letter, we would be pleased to participate in such a call and include our audit partner. We look forward to continuing to work with you to answer any questions you may have regarding Westside Energy Corporation.

Sincerely;




--------------------                            --------------------
Jimmy D. Wright                                 Sean J. Austin
President                                    Vice President and
(Principal Executive                         Corporate Controller
Officer and Principal                        (Principal Accounting Officer)
Financial Officer)